Exhibit 99.3

A2Z Smart Technologies Corp.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the twelve months ended December 31, 2021

(Expressed in U.S. Dollars)

March 31, 2022

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The following Management’s Discussion and Analysis (“MD&A”) for A2Z Smart Technologies Corp (Formerly A2Z Technologies Canada Corp.) (“A2Z” or “the Company”) is prepared as of March 31, 2022, and relates to the financial condition and results of operations of the Company for the year ended December 31, 2021. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company’s audited consolidated annual financial statements (“Consolidated Financial Statements”) for the year ended December 31, 2021, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

All amounts are presented in United States dollars (“USD” or “$”), the Company’s presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

COMPANY OVERVIEW

A2Z SMART TECHNOLOGIES CORP. (Formerly A2Z Technologies Canada Corp.) (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company is listed on the NASDAQ Stock Market LLC (“Nasdaq”) and trades under the symbol “AZ” and on the TSX Venture Exchange (“TSX Venture”) and trades under the symbol “AZ.V”.

The Company is an innovative technology company specializing in military technology and expanding into the civilian markets. The Company has four main business lines: (i) the development and commercialization of retail automation solutions, in particular for large grocery stores and supermarkets; (ii) the development of the Company’s FTICS or Fuel Tank Inertia Capsule System technology for the military and civilian automotive industry; and (iii) the provision of maintenance services utilizing the application of advanced engineering capabilities to the Israeli military/security markets and governmental agencies in Israel and the production of unmanned remote-controlled vehicles and energy power packs for the Israeli military; and (iv) manufacturer of precision metal parts.

The Company owns 79.49% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company’s primary product is the Cust2Mate system which incorporates a “smart cart”

which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers unique features for shoppers and retailers such as product information and location, an on-cart scale to weighs items and automatically calculates cost, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”). The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America and in the Middle East.

The Company’s other activities include the provision of services in the field of advanced engineering capabilities to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and leasing.

The Company continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

The Company also provides maintenance services to both external and in-house complex electronic systems and products.

On February 3, 2022, the Company completed the acquisition of 100% of Isramat Ltd, an Israeli private company. This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth.

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DESCRIPTION OF BUSINESS

The Company controls Cust2Mate Ltd, a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company’s primary product is the Cust2Mate Platform which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

There are two complementary products; one to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. The product aims at enhancing the supermarket shopping experience, enabling shoppers to enjoy significant savings in time and reduce their overall purchase costs. The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America and the in the Middle East.

The Company’s other activities include the provision of services in the field of advanced engineering capabilities to the military and security markets as well as the development of related products for the civilian markets.

The Company continues the development of products for the automotive market. The main product is the FTICS that enables a customer to insert a “capsule” into the fuel tank of a vehicle which suppresses combustibility of any remaining gasoline or gasoline fumes inside the vehicle’s gasoline tank in the event of a collision or exposure to heat and/or flames. This eliminates the possibility of a fire erupting as a result of a collision or exposure to heat and/or flames.

The Company also provides maintenance services to both external and in-house complex electronic systems and products.

BUSINESS DEVELOPMENTS DURING THE PERIOD

On March 4, 2021, the Company announced a commercial purchase order for its Cust2Mate Platform from a leading Israeli supermarket chain. The expected roll out commenced during the fourth quarter of 2021 and will continue through the end of the second quarter of 2022.

On January 7, 2021, the Company announced an expected Cust2Mate pilot project with the largest hypermarket chain in the Middle East. The integration process is almost complete but due to Covid-19, the physical delivery of the Smart Cart units is due to commence in the coming months.

On March 13, 2021, the Company announced that its military and defense division had received a multi-year service and maintenance contract from the Israel Ministry of Internal Security.

On April 29, 2021, the Company announced that it has signed a manufacturing contract with AVCO Systems Integrations Ltd. (“Avco”), whereby Avco will manufacture A2Z’s Cust2mate Smart Carts.

On July 27, 2021, the Company announced a pilot program for its Cust2mate Smart Carts with one of Mexico’s leading grocery store chains which operating more than 250 stores.

On September 14, 2021, the Company announced that it has signed an agreement with Flex, a global diversified manufacturer, for the production of its Cust2Mate smart carts for the retail industry.

On September 22, 2021, the Company announced that it has signed a distribution agreement with POLIT100 for the promotion, distribution, and service of the Company’s Cust2Mate Smart Carts Platform throughout Italy.

On September 30, 2021, the Company announced that it has signed a sales partnership agreement with Tulik Sky to support the Company’s expansion in North America of its Cust2Mate Smart Cart Platform.

On October 7, 2021, the Company announced a pilot program for its Cust2mate Smart Carts Platform with Morton Williams Supermarkets, a leading upscale grocery store chain, operating 16 stores in the New York metropolitan area. The 60-day pilot program will employ 50 (fifty) Cust2Mate smart carts at two of the chain’s locations.

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On October 14, 2021, the Company announced that it has signed a partnership agreement with “Conect Are Us” for the sales, distribution and service of the Company’s Cust2Mate Smart Carts Platform throughout Spain.

On November 11, 2021, the Company announced it will integrate AI-based software from Edgify into its Cust2Mate Smart Carts Platform, to enhance the smart cart’s capabilities for automatic detection of non-barcoded items (fruits and vegetables). Edgify’s software provides a 99.98% accuracy and Cust2Mate will use Edgify in all of its Smart Carts carts outside of Israel.

On November 18, 2021, the Company announced that it has launched a new remote attendant system for its Cust2Mate Smart Carts.

On December 7, 2021, the Company announced a pilot program for its Cust2mate Smart Carts Platform with Evergreen Kosher Market in New York and New Jersey.

On January 12, 2022, the Company announced it has partnered with SensePass, a digital payment Network, which enables customers to pay seamlessly with a digital wallet app, using a PIN pad and contactless pad for frictionless, on-cart, self-checkout.

On February 3, 2022, the Company announced it has completed the acquisition of all of the outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts. In connection with closing of the acquisition, the Company will pay NIS 2,800 (approximately $900) in cash and issue the shareholders of Isramat 273,774 common shares in the capital of the Company at a deemed price per share of $7.6311.

On February 10, 2022, the Company announced that it has launched a pilot program for its Cust2Mate smart carts with Chedraui, the third largest retailer in Mexico, operating more than 250 stores as well as operating stores in California, Arizona, New Mexico, and Nevada under the name “El Super”.

On February 23, 2022, the Company announced that it has signed a partnership agreement with Cardknox, a Fidelity Payments company and leading developer-friendly omnichannel payment platform for the integration of its seamless payment solutions to the Cust2Mate smart cart.

On March 15, 2022, the Company announced that its Cust2Mate Smart Cart Platform has received National Measurement Office (“NMO”) certification for its Legal For Trade (LFT) weighing system. The certification, which was issued by NMO in accordance with measuring instruments regulations, qualifies the Cust2Mate scale platform for use of all forms of worldwide weight measurements and currencies.

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EQUITY ISSUANCES DURING THE YEAR ENDED DECEMBER 31, 2021 AND THROUGH TO THE DATE OF THIS REPORT

On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these condensed consolidated interim financial statements for all periods presented.

a.	On June 4, 2021, the Company announced that it had received final TSX Venture Exchange (“TSXV”) approval of its two previously announced private placements (collectively, the “Offering”). The Offering resulted in the issuance of an aggregate of 1,305,662 units at a price of CAD$8.16 per Unit, for gross proceeds of CAD$10.65 million. Each Unit comprises of one common share of the Company and one common share purchase warrant. Each Warrant entitles the holder thereof to acquire one additional common share of the Company, at an exercise of CAD$11.04. 221,100 of the Warrants expire on April 14, 2023 and 1,084,562 expire on May 28, 2023. A finder’s fee of CAD$578,141 was paid in connection with the Offering.

b.	During the year ended December 31, 2021, the Company issued 2,514,693 shares in respect of 2,629,342 warrants that were exercised, out of which 1,095,322 warrants were exercised in a cashless mechanism for which the Company issued 980,673 shares.

c.	During the year ended December 31, 2021, the Company issued 286,223 shares in respect of 286,223 stock options that were exercised.

d.	During the period between January 1, 2022, through to the date of this report the Company issued 474,207 shares in respect of 474,207 warrants that were exercised.

e.	On February 3, 2022, the Company issued 273,774 shares to the shareholders of Isramat, in connection with the closing of the Isramat acquisition.

f.	On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

USE OF OFFERING PROCEEDS

The Company may reallocate the net offering proceeds from time to time depending upon our growth strategy relative to market and other conditions in effect at the time. Until we expend the net offering proceeds, we will hold them in cash and/or invest them in short-term, interest-bearing, investment-grade securities.

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DISCUSSION OF OPERATIONS

The following is a discussion of the results of operations which have been derived from the Consolidated Financial Statements of the Company for the years ended December 31, 2021, 2020 and 2019 (in thousands of US Dollars):

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Year ended December 31, 2021 compared to the year ended December 31, 2020

Revenues for the year ended December 31, 2021, were $2,685 thousand as compared to $1,068 thousand for the year ended December 31, 2020. The increase in revenues is due in part by the recovery from the effects of the COVID 19 pandemic and first revenues from the Cust2Mate Smart Cart Segment which amounted to $750 thousand in the year ended December 31,2021.

Cost of revenues for the year ended December 31, 2020, were $2,029 thousand as compared to $853 thousand for the year ended December 31, 2020. Our gross margin fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others. The increase is due in part by the recovery from the effects of the COVID 19 pandemic and by increased costs from the Cust2Mate Smart Cart Segment.

Research and development expenses were $3,222 thousand for the year ended December 31, 2021, as compared to $418 thousand for the year ended December 31, 2020. Research and development expenses include research in respect of the Smart Cart Segment and our FTICS capsule that can be placed in a fuel tank to prevent gas tank explosions. The increase is due to increased operations primarily from the Cust2Mate Smart Cart Segment.

Sales and Marketing expenses were $102 thousand for the year ended December 31, 2021, as compared to $108 thousand for the year ended December 31, 2020.

General and administrative expenses were $6,494 thousand for the year ended December 31, 2021, as compared to $2,365 thousand for the year ended December 31, 2020. The increase is primarily due the increase in professional fees, payroll and costs related to being a public company.

Loss on revaluation of warrant liability for the year ended December 31, 2021, was $30,895 thousand as compared to $3,228 for the year ended December 31, 2020. The loss relates to increase in the value of the warrant liability as of December 31, 2021.

Financial expenses, net for the year ended December 31, 2021, were $91 thousand as compared to $32 thousand for the year ended December 31, 2020. Financial expenses comprise interest on loans and leases, credit card charges and foreign exchange gains and losses.

Year ended December 31, 2020 compared to the year ended December 31, 2019

Revenues for the year ended December 31, 2020, were $1,068 thousand as compared to $1,384 thousand for the year ended December 31, 2019. The decrease in revenues is due to the effects of the COVID 19 pandemic.

Cost of revenues for the year ended December 31, 2020, were $853 thousand as compared to $783 thousand for the year ended December 31, 2019. Our gross margin fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses were $418 thousand for the year ended December 31, 2020, as compared to $414 thousand for the year ended December 31, 2019. Research and development expenses include research in respect of Cust2Mate smart cart and our capsule that can be placed in a fuel tank to prevent gas tank explosions.

Sales and Marketing expenses were $108 thousand for the year ended December 31, 2020, as compared to $87 thousand for the year ended December 31, 2019. The increase is part of the Company’s strategy to increase revenues through increased expenditure on advertising materials.

General and administrative expenses were $2,365 thousand for the year ended December 31, 2020, as compared to $754 thousand for the year ended December 31, 2019. The increase is primarily due the increase in professional fees, payroll and costs related to being a public company. 2020 was the first full year in which the Company traded on the TSX.V and the OTCQX.

Loss on revaluation of warrant liability for the year ended December 31, 2020, was $3,228 thousand as compared to $nil for the year ended December 31, 2019. The loss relates to increase in the value of the warrant liability as of December 31, 2020.

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Financial expenses, net for the year ended December 31, 2020, were $32 thousand as compared to $109 thousand for the year ended December 31, 2019. Financial expenses comprise interest on loans and leases, credit card charges and foreign exchange gains and losses.

Additional annual financial information

	Year Ended December 31,
	2021	2020	2019

Total assets	$14,131	$8,852	$4,634
Total non-current financial liabilities	852	9,529	567
Distributions or cash dividends declared per-share	-	-	-

REVIEW OF QUARTERLY RESULTS

The loss per quarter and related net loss per share is a function of the level of activity that took place during the relevant quarter. Operating losses throughout four quarters in 2021 remained consistent. The reason for the losses are due to increased research and development expenses and general and administrative costs, largely due to the company’s expansion ahead of expected increased revenues in future periods.

The increase in the loss during the fourth quarter of 2021 is also as a result of professional fees incurred in respect of due diligence work on potential acquisitions.

Another contributing factor to the increase in net loss relates primarily to the revaluation of the warrant liability resulting from the two private placements that took place during November-December 2020.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares and bank loans.

The Company has an accumulated deficit of $50,838 thousand as of December 31, 2021 ($11,599 thousand as of December 31, 2020), and the Company had negative cash flows from operations of $9,378 thousand for the year ended December 31, 2021 ($1,003 thousand for the year ended December 31, 2020).

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Working capital

	December 31, 2021	December 31, 2020
Cash and cash equivalents	8,470	5,397
Restricted cash	60	192
Inventories	1,147	19
Trade receivables	857	196
Other accounts receivable	434	353
Total current assets	10,968	6,157

Short term loan and current portion of long-term loans	158	358
Lease liability	126	21
Trade payables	989	541
Other accounts payable	1,099	376
Total current liabilities	2,372	1,296

Working capital	8,596	4,861

Cash flow

	Year ended December 31,
	2021	2020
Net cash used in operating activities	(9,378)	(1,003)
Net cash used in investing activities	(280)	(425)
Net cash provided from financing activities	12,355	7,201
Increase (decrease) in cash	2,697	5,773

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Year ended December 31, 2021, compared to the year ended December 31, 2020

During the year ended December 31, 2021, the Company’s overall position of cash increased by $2,697 as compared to $5,397 thousand for the year ended December 31, 2020. This increase can be attributed to the following activities:

The Company’s net cash used in operating activities during the year ended December 31, 2021, was $9,378 thousand as compared to $1,003 thousand for the year ended December 31, 2020. The increase in 2021 is due primarily to an increase in general and administration, and research and development expenses in 2021.

Cash used in investing activities for the year ended December 31, 2021, was $280 as compared to $425 thousand used in investing activities during the year ended December 31, 2020. The decrease is due primarily to the decrease in restricted deposits.

Cash provided from financing activities for year ended December 31, 2021, was $12,355 thousand as compared to $7,201 thousand provided from financing activities during the year ended December 31, 2020. In 2021, the Company completed a private placement and raised proceeds from the exercise of options and warrants. In 2020, the Company completed three private placements and raised proceeds from the exercise of options and warrants.

Capital Resources

As at December 31, 2021, the Company had cash and cash equivalents on hand of $8,470 thousand (December 31, 2020 – $5,397 thousand). Working capital at December 31, 2021, was $8,596 thousand as compared to $4,861 thousand at December 31, 2020.

Short-term borrowings

Short term borrowing relates to bank loans which will be repaid in 2022. The Company requires short-term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to bank loans which will be repaid in the years after 2022. Currently, the nature of cash requirements by the company can fluctuate greatly from year to year as the company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

Management of Capital

The Company is an early-stage hi-tech company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company uses limited sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of research and development and sales and marketing activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

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In order to carry out the planned research and development, sales and marking costs, and pay for administrative costs, the Company intends to raise additional amounts as needed. Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS WITH RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior Management, who are considered to be key Management personnel by the Company.

Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The following transactions arose with related parties: (in Thousands of US$)

	Year Ended
	December 31,	December 31,
	2021	2020

Consulting fees	$958	$594
Salaries	37	27
Pensions	6	4
	$1,001	$625

Amounts owing by (to) related parties: (in Thousands of US$)

	Year Ended
	December 31,	December 31,
	2021	2020
Key management personnel	$183	$-
Company controlled by the CEO	(57)	-
	$126	$-

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Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel.

Market risks:

That part of the Company’s’ business of providing maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the commercialization of its products and services currently in development.

The Company’s Cust2Mate Smart Cart Platform is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the new Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. The Company’s presentation currency is the US Dollar.

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The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

MANAGEMENTS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Evaluation of disclosure controls and procedures

Our CEO, and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. As such, we maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized and reported within the time periods specified by the Canadian Securities Administrators rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our CEO, CFO have evaluated our disclosure controls and procedures as at December 31, 2021 and have concluded that disclosure controls and procedures are not effective.

Management’s report on internal controls over financial reporting

Our CEO and CFO are responsible for establishing and maintaining effective internal controls over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our CEO and CFO evaluated the effectiveness of our internal controls over financial reporting as at December 31, 2021 and identified the material weakness outlined below and therefore concluded our internal controls over financial reporting were not effective.

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Material weakness

The material weakness we identified in our internal controls over financial reporting at December 31, 2021 were as follows: We did not have sufficient accounting resources with relevant technical accounting skills to address issues related to the financial statement close process because of the size of the Company and its staff complement, we were not able to sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting. This weakness will continue to be addressed in 2022. See “Changes in Internal Controls Over Financial Reporting” below.

In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013).

Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS.

Changes in internal controls over financial reporting

Our Chief Executive Officer and Chief Financial Officer have evaluated whether there were changes to our internal controls over financial reporting during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. As the Company continues to improve its internal controls over financial reporting, we are in the process of engaging outside consultants, expert in the controls and procedures over financing reporting, and internally, we have begun to review and improve these processes. In light of the remediation occurring, our internal controls are expected to be changed in the future, once the planned changes are finalized.

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of common shares, where each common share provides the holder with one (1) vote. As of the date of this MD&A there were 27,149,364 common shares issued and outstanding and warrants and options outstanding, as follows:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
2,814,267	Warrants	November 10, 2025	$2.30
1,366,631	Warrants	December 24, 2025	$2.30
221,100	Warrants	April 18, 2023	$9.33
1,084,562	Warrants	May 28, 2023	$9.33
100,000	Options	January 23, 2023	$1.88
580,000	Options	August 20, 2025	$1.18
40,000	Options	September 1, 2025	$1.77
33,333	Options	January 28, 2025	$2.36
50,000	Options	June 3, 2026	$6.60
16,677	Options	October 28, 2026	$6.28
6,306,570

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RISKS

Risks Related to the Company’s Financial Position and Capital Requirements

The Company has incurred significant losses and there can be no assurance when, or if, the Company will achieve or maintain profitability.

The Company realized a net loss of approximately $39.8 million for the year ended December 31, 2021, and $7.2 million for the year ended December 31, 2020. The Company has an accumulated deficit of $50.8 million as of December 31, 2021. Because of the numerous risks and uncertainties associated with the provision of the Company’s maintenance services and sale and development of the Company’s products, the Company is unable to predict the extent of any future losses or when the Company will become profitable, if at all. Expected future operating losses will have an adverse effect on the Company’s cash resources, shareholders’ equity and working capital. The Company’s failure to become and remain profitable could depress the value of the common shares and impair the Company’s ability to raise capital, expand its business, maintain its development efforts, or continue its operations. A decline in the Company’s value could also cause a holder of common shares of the Company to lose all or part of such holder’s investment in the Company.

The Company expects that it will need to raise additional capital to meet the Company’s business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of the Company’s common shares to decline.

Based on the Company’s projected cash flows and the cash balances as of the date of this report, the Company believes that it has sufficient cash to fund the Company’s obligations for at least the next twelve months. However, in order to meet the Company’s business objectives in the future, the Company expect that the Company will need to raise additional capital, which may not be available on reasonable terms or at all. Additional capital would be used to accomplish the following:

●	finance the Company’s current operating expenses;

●	pursue growth opportunities;

●	hire and retain qualified management and key employees;

●	respond to competitive pressures;

●	comply with regulatory requirements;

●	maintain compliance with applicable laws; and

●	acquire complementary businesses and technologies.

Conditions in the capital markets are such that traditional sources of capital may not be available to the Company when needed or may be available only on unfavorable terms. The Company’s ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, the impact of the COVID-19 pandemic and a number of other factors, many of which are outside the Company’s control, and on its financial performance. Accordingly, the Company cannot assure that the Company will be able to successfully raise additional capital at all or on terms that are acceptable to us. If the Company cannot raise additional capital when needed, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

15

To the extent that the Company raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for the Company’s current shareholders. The terms of any securities issued by the Company in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of the Company’s securities then-outstanding. The Company may issue additional common shares or securities convertible into or exchangeable or exercisable for the Company’s common shares in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of the Company’s securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by the Company, or the possibility of such issuance, may cause the market price of the Company’s common shares to decline and existing shareholders may not agree with the Company’s financing plans or the terms of such financings. In addition, the Company may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The Company may also be required to recognize non-cash expenses in connection with certain securities the Company issues, such as convertible notes and warrants, which may adversely impact the Company’s financial condition. Furthermore, any additional debt or equity financing that the Company may need may not be available on terms favorable to the Company, or at all. If the Company is unable to obtain such additional financing on a timely basis, the Company may have to curtail its development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or the Company may have to cease its operations, which would have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks Related to the Company and the Company’s Business

The Company’s business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact the business.

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effects relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

16

The nature of the Company’s work in Israel is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company has experienced an impact on all of its business activities, including delays in the roll out and completion of certain pilot programs and the slowed pace in research and development projects. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

The market for the Company’s retail automation and civilian technology is new and unproven, may experience limited growth.

While the Company’s maintenance services are currently the main source of revenue, the Company’s strategy for growth is based on the market penetration of the Company’s retail automation solutions and the adaptation of the Company’s military technology and knowhow for civilian use, which are relatively new and unproven and are subject to a number of risks and uncertainties. The Company believes that the Company’s future success will depend in large part on market adoption of the retail automation solutions and civilian technology. In order to grow the Company’s business, the Company intends to educate the market on the technology, expand the functionality of the Company’s products and bring new products to market to increase market acceptance and use the technology. The Company’s ability to develop and expand the market that the Company’s products address depends upon a number of factors, including the cost savings, performance and perceived value associated with such products. The various markets for the Company’s products could fail to develop or there could be a reduction in interest or demand for its products as a result of a lack of consumer acceptance, technological challenges, competing products and services, weakening economic conditions and other causes. The Company may never successfully commercialize its products and if the products fail to achieve market acceptance, this would have a material adverse effect on the Company’s business, results of operations and financial condition.

Failure to effectively develop and expand the Company’s sales and marketing capabilities could harm the ability to grow the business and achieve broader market acceptance of the Company’s products.

The Company’s ability to achieve customer adoption of its retail automation solutions and civilian technology will depend, in part, on the ability to effectively establish, focus and train a sales and marketing force. The Company’s Cust2Mate retail automation solution only recently entered the commercialization phase while the Company’s military products are still in the process of being adapted for civilian use. The Company’s ability to achieve significant revenue growth in the future will depend, in part, on the Company’s ability to recruit, train and retain a sufficient number of experienced sales professionals. In addition, even if the Company is successful in hiring qualified sales personnel, new hires require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at new markets. Because the Company only recently started sales efforts for the retail automation solutions, the Company cannot predict whether, or to what extent, the sales efforts will be successful.

17

The Company expects the sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, the Company will obtain new customers and when the Company will generate revenue from those customers.

As the Company seeks adoption of its products, the Company may incur higher costs and long sales cycles, especially as a result of the COVID-19 pandemic. In both the retail automation and civilian technology market, the decision to adopt the Company’s products may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and information technology. In addition, the Company expects that while a customer may be willing to deploy the Company’s products on a limited basis, before they will commit to deploying the products at scale, they will require extensive education about the Company’s products and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources. As a result, it is difficult to predict when the Company will obtain new customers and begin generating revenue from these customers. As part of the sales cycle, the Company may incur significant expenses before executing a definitive agreement with a prospective customer and before the Company is able to generate any revenue from such agreement. The Company has no assurance that the substantial time and money spent on the sales efforts will generate significant revenue. If conditions in the marketplace generally or with a specific prospective customer change negatively, it is possible that no definitive agreement will be executed, and the Company will be unable to recover any of these expenses. If the Company is not successful in targeting, supporting and streamlining the sales processes and if revenue expected to be generated from a prospective customer is not realized in the time period expected or not realized at all, the Company’s ability to grow its business, and its operating results and financial condition may be adversely affected. If the sales cycles lengthen, the Company’s future revenue could be lower than expected, which would have an adverse impact on the operating results and could cause the Company’s share price to decline.

If the Company is not able to enhance the brand and increase market awareness of the Company and products, then the business, results of operations and financial condition may be adversely affected.

The Company believes that enhancing the “A2Z” and “Cust2Mate” brand identity and increasing market awareness of the Company and products is critical to achieving widespread acceptance of the Company’s products. The Company’s ability to penetrate its target markets may be adversely affected by a lack of awareness or acceptance of the brand. To the extent that the Company is unable to foster name recognition and affinity for the brand, the growth may be significantly delayed or impaired. The successful promotion of the Company’s brand will depend largely on the marketing efforts, market adoption of the products, and the ability to successfully differentiate the Company’s products from competing products and services. The Company’s brand promotion may not be successful or result in revenue generation. Any incident that erodes consumer affinity for the brand could significantly reduce the brand value and damage the Company’s business. If consumers perceive or experience a reduction in quality, or in any way believe the Company may fail to deliver a consistently positive experience, the brand value could suffer, and the business may be adversely affected.

18

If the Company does not develop enhancements to the technology and introduce new products that achieve market acceptance, the business, results of operations and financial condition could be adversely affected.

The Company’s ability to attract new customers depends in part on the ability to enhance and improve the existing technology, increase adoption and usage of the solutions and introduce new products. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, and overall market acceptance. Enhancements and new products that the Company develops may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with other products or may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, the ability to increase the usage of the Company’s solutions and technology depends, in part, on the development of new use cases and may be outside of the Company’s control. If the Company is unable to successfully enhance the existing solutions and technology to meet evolving customer requirements, increase adoption and usage, develop new products, then the business, results of operations and financial condition would be adversely affected.

The technology markets in which the Company competes are both subject to rapid technological change and, to compete, the Company must continually enhance its products and services.

The Company must continue to enhance and improve the performance, functionality and reliability of its technology. The technology markets in which the Company competes are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render its products obsolete. The Company’s success will depend, in part, on the ability to both internally develop and enhance existing technology, develop new products that address the increasingly sophisticated and varied needs of the Company’s customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of the Company’s technology involves significant technical and business risks. The Company may fail to use new technologies effectively or to adapt its proprietary technology and systems to customer requirements or emerging industry standards. If the Company is unable to adapt to changing market conditions, customer requirements or emerging industry standards, the Company may not be able to increase its revenue and expand its business.

The Company depends on a relatively small number of customers for the maintenance services, the main source of the Company’s current revenues; the loss of one or more of whom may have a material adverse effect on the Company’s operating results.

Currently, a relatively small number of customers are responsible for a significant portion of the Company’s revenues. During the years ended December 31, 2021 and December 31, 2020, the Company’s four largest customers constituted 92% and 71% of the total revenues, respectively, with the Company’s largest customer constituting 39% and 61% of the total revenues, respectively. The percentage of the Company’s sales to the Company’s major customers may fluctuate from period to period, and the Company’s principal customers may also vary from year to year. Significant reduction in sales to any of the major customers, or the loss of a major customer, could have a material adverse effect on the results of operations and financial condition.

19

The Company’s growth depends, in part, on the success of the strategic relationships with third parties.

To grow the business, the Company anticipates that the Company will continue to depend on relationships with third parties, such as the Company’s customers, suppliers and software providers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. If the Company is unsuccessful in establishing or maintaining its relationships with third parties, the Company’s ability to compete in the marketplace or to grow the Company’s revenue could be impaired, and the results of operations may suffer. Even if the Company is successful, the Company cannot assure you that these relationships will result in increased customer usage of the products or increased revenue.

The Company’s future profitability depends, in part, on subcontractor and supplier performance and financial viability as well as component availability and pricing.

The Company relies on other companies to provide components and subsystems for its technology and to produce hardware elements and sub-assemblies, provide software and intellectual property, provide information about the parts they supply to the Company, and to do so in compliance with all applicable laws, regulations and contract terms. Disruptions or performance problems caused by the Company’s subcontractors and suppliers, or a misalignment between the Company’s contractual obligations and the agreement with its subcontractors and suppliers, could have various impacts on the Company, including on the ability to meet the Company’s commitments to customers.

The Company’s ability to perform its obligations on time could be adversely affected if one or more of the Company’s subcontractors or suppliers were unable to provide the agreed-upon products, materials or information, or perform the agreed-upon services in a timely, compliant and cost-effective manner or otherwise to meet the requirements of the contract. Changes in political or economic conditions, including changes in defense budgets or credit availability or sanctions, or other changes impacting a subcontractor or supplier (including changes in ownership or operations), as well as their ability to retain talent and other resources, and requirements or changes in requirements imposed on them by other customers, could adversely affect the financial stability of the Company’s subcontractors and suppliers and/or their ability to perform. The inability of the Company’s suppliers to perform, or their inability to perform adequately, could also result in the need for the Company to transition to alternate suppliers, which could result in significant incremental cost and delay or the need for the Company to provide other resources to support its existing suppliers. This risk may increase as the demands grow for the Company’s subcontractors and suppliers to meet extensive government-related cyber and other requirements.

If the Company’s subcontractors or suppliers fail to perform or the Company is unable to procure, or experience significant delays in deliveries of, needed products, materials or services; or if they do not comply with all applicable laws, regulations, requirements and contract terms, including if what the Company received is counterfeit or otherwise improper, the Company’s financial position, results of operations and/or cash flows could be materially adversely affected.

20

Revenues from the Company’s military products are subject to cyclical variations in the military market and changes in government spending.

The Company has historically derived its revenues for the military products directly or indirectly from government agencies, mainly the IMOD, and other governmental authorities in Israel, pursuant to contracts awarded to the Company under defense and homeland security-related programs. The funding of these programs varies from year to year and are influenced by a variety of factors, including the level of government spending, particularly in the local market in Israel, major replacement programs, the construction, the quality and cost of alternative products and other political events and macro-economic conditions that are beyond the Company’s control. In recent years, IMOD budgets have not been dedicated to purchasing military products from the Company due in part to changes in regulations that require the IMOD to make purchases for equivalent products from suppliers in the United States. To the extent that the Company is awarded contracts for the sale of its military products in the future, if future government spending is subsequently curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or other conditions beyond the Company’s control, such contracts may be delayed or cancelled, which may have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

Information technology system failures or breaches of the Company’s network security could interrupt the operations and adversely affect the business.

The Company’s operations depend upon the ability to protect the Company’s computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of the computer systems or network infrastructure that causes an interruption in the operations could have a material adverse effect on the business and subject the Company to litigation or actions by regulatory authorities. Although the Company employs both internal resources and external consultants to conduct auditing and testing for weaknesses in the systems, controls, firewalls and encryption and intend to maintain and upgrade the Company’s security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

Real or perceived errors, failures, or bugs in the technology could adversely affect the Company’s operating results and growth prospects.

The Company has discovered and expects that the Company will continue to discover errors, failures and bugs in its technology and anticipate that certain of these errors, failures and bugs will only be discovered and remediated after deployment. Real or perceived errors, failures or bugs in the platform could result in negative publicity, government inquiries, loss of or delay in market acceptance of the Company’s technology, loss of competitive position, or claims by customers for losses sustained by them. In such an event, the Company may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

21

The Company could be harmed by improper disclosure or loss of sensitive or confidential Company, employee, or customer data, including personal data.

In connection with the operation of the business, the Company stores, processes and transmits data, including personal and payment information, about the Company’s employees and customers, a portion of which is confidential and/or personally sensitive. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through the information systems, whether by the Company’s employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs. Such disclosure, loss or breach could harm the Company’s reputation and subject the Company to government sanctions and liability under the contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices the Company and its third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as the Company introduces new products and offerings. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which the Company provides services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to the Company’s reputation in the marketplace.

A material breach in security relating to the Company’s information systems and regulation related to such breaches could adversely affect the Company.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious software, ransomware, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging the Company’s reputation. Any person who circumvents the security measures could steal proprietary or confidential customer information or cause interruptions in the Company’s operations. The Company incurs significant costs to protect against security breaches and may incur significant additional costs to alleviate problems caused by any breaches. The Company’s failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm the Company’s reputation and business and financial results.

22

The Company’s contracts may contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within the Company’s control. Failure to meet the contractual obligations could adversely affect the Company’s profitability, reputation and future prospects.

The Company designs and develops advanced and innovative products and services, which are applied by the customers in a variety of environments, including some under highly demanding operating conditions. Problems and delays in development or delivery, or system failures, as a result of issues with respect to design, technology, intellectual property rights, labor, inability to achieve learning curve assumptions, inability to manage effectively a broad array of programs, manufacturing materials or components, or subcontractor performance could prevent the Company from meeting requirements and create significant risk and liabilities. Similarly, failures to perform on schedule or otherwise to fulfill the contractual obligations could negatively impact the Company’s financial position, reputation and ability to win future business. If the Company is unable to meet its obligations, including due to issues regarding the design, development or manufacture of the products or services, it could have a material adverse effect on the Company’s reputation, the ability to compete for other contracts and the financial position, results of operations and/or cash flows.

The Company’s insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of the significant risks or the insurers may deny coverage of or be unable to pay for material losses the Company incurs, which could adversely affect the Company’s profitability and overall financial position.

The Company endeavors to obtain insurance agreements from financially solid, responsible, highly rated counterparties in established markets to cover significant risks and liabilities. Not every risk or liability can be insured, and for risks that are insurable, the policy limits and terms of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. Even if insurance coverage is available, the Company may not be able to obtain it at a price or on terms acceptable to the Company. Disputes with insurance carriers, including over policy terms, reservation of rights, the applicability of coverage (including exclusions), compliance with provisions (including notice) and/or the insolvency of one or more of the insurers may significantly affect the availability or timing of recovery, and may impact the Company’s ability to obtain insurance coverage at reasonable rates in the future.

In some circumstances the Company may be entitled to certain legal protections or indemnifications from its customers through contractual provisions, laws, regulations or otherwise. However, these protections are not always available, can be difficult to obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover all losses or liabilities incurred. If insurance coverage, customer indemnifications and/or other legal protections are not available or are not sufficient to cover the risks or losses, it could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

23

The Company develops products and services related to hazardous and high-risk operations, which subjects the Company to various environmental, regulatory, financial, reputational and other risks.

The Company’s military line of products are used in hazardous and high-risk operations and may involve explosive and flammable materials. These activities subject the Company to various risks, including risk of personal injury and property damage. The Company may be subject to reputational harm and potential liabilities whether or not the cause was within the Company’s control. In addition, the Company’s customers may otherwise use the products and services in connection with hazardous activities, or in ways that can be unusually hazardous or risky, creating potential liabilities to the customers and/or the Company as the provider of such products and services. In the event of an incident, if the Company’s customers fail to use the products properly or if the products or services do not operate as intended, the Company could be subject to reputational harm and potential liabilities.

The Company may not be able to adequately protect its intellectual property, which, in turn, could harm the value of the brands and adversely affect the business.

Patent applications in prosecuting have no guarantee that they will be granted, or if granted that the scope of protection will be adequate. A Freedom to Operate (FTO) search has not been performed and there is no guarantee that the company is not infringing other patents. The Company’s ability to implement the business plan successfully depends in part on the ability to build brand recognition using the Company’s trademarks, service marks and other proprietary intellectual property, including the Company’s names and logos. The Company currently has no registered trademarks. While the Company plans to register a number of its trademarks; however, no assurance can be given that the Company’s trademark applications will be approved. No assurance can be given that the Company’s patent applications which are in process will be approved. If the Company’s patent applications are not approved, the ability to expand or develop the business may be negatively affected.

Third parties may also oppose the Company’s trademark or patent applications, or otherwise challenge the use of the trademarks or patents. In the event that the trademarks or patents are successfully challenged, the Company could be forced to rebrand its goods and services or redesign its technology, which could result in loss of brand recognition, and could require the Company to devote resources to advertising and marketing new brands and products.

If the Company’s efforts to register, maintain and protect its intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on the intellectual property, the value of the Company’s brands may be harmed, which could have a material adverse effect on the business and might prevent the Company’s brands from achieving or maintaining market acceptance. The Company may also face the risk of claims that the Company have infringed third parties’ intellectual property rights. If third parties claim that the Company infringes upon their intellectual property rights, the Company’s operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require the Company to rebrand its services, if feasible, divert management’s attention and resources or require the Company to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

24

Any royalty or licensing agreements, if required, may not be available to the Company on acceptable terms or at all. A successful claim of infringement against the Company could result in the Company being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on the operating profits and harm the Company’s future prospects.

The Company also relies significantly upon proprietary technology, information, processes and know-how. The Company typically seeks to protect this information, including by entering into confidentiality agreements with its employees and other parties such as consultants, teammates and subcontractors. These agreements and other measures may not provide adequate protection for the Company’s trade secrets and other proprietary information. In the event of an infringement of such intellectual property rights, a breach of a confidentiality agreement, a misuse or theft of the Company’s intellectual property or divulgence of proprietary information, the Company may not have adequate legal remedies. In addition, the Company’s trade secrets, or other proprietary information may otherwise become known or be independently developed by competitors.

If the Company is unable to adequately exploit its intellectual property rights, to protect its intellectual property rights, or to obtain rights to intellectual property of others, it could have a material adverse effect on the Company’s reputation, ability to compete for and perform on contracts, financial position, results of operations and/or cash flows.

The Company may face intense competition and expect competition to increase in the future, which could prohibit the Company from developing a customer base and generating revenue.

The Company faces significant competition in every aspect of the business. Many companies that the Company competes with may already have an established market in the industries in which the Company competes and most of these companies have significantly greater financial and other resources than the Company and have been developing their products and services longer than the Company has been developing theirs. In addition, some of the Company’s larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential customers from purchasing the Company’s products. Potential customers may also prefer to purchase from their existing solution providers rather than a new solution provider regardless of product performance or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in the Company’s market could change rapidly and significantly as a result of technological advancements, partnering by the Company’s competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with the Company’s products. In addition, some of the Company’s competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and the loss of any future market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm the Company’s ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with the Company’s products. Any failure to meet and address these factors could harm the Company’s business, results of operations and financial condition.

25

The Company’s business operations and future development could be significantly disrupted if the Company loses key members of its management team.

The success of the business continues to depend to a significant degree upon the continued contributions of the Company’s senior officers and key employees, both individually and as a group. The Company’s future performance will be substantially dependent in particular on the ability to retain and motivate Bentsur Joseph, the CEO, senior officers or other key employees could have a material adverse effect on the business and plans for future development. The Company has no reason to believe that the Company will lose the services of any of these individuals in the foreseeable future; however, the Company currently has no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in the Company’s operations. The Company also does not maintain any key man life insurance policies for any of its employees.

The Company’s ability to meet the needs of its customers depends, in part, on the Company’s ability to maintain a qualified workforce.

The Company’s operating results and growth opportunities are heavily dependent upon the ability to attract and retain sufficient personnel with security clearances and requisite skills in multiple areas, including science, technology, engineering and math. Additionally, as the Company grows its international business, it is increasingly important that the Company is able to attract and retain personnel with relevant local qualifications and experience. In addition, in a tightened labor market, the Company is facing increased competition for talent, both with traditional defense companies and commercial companies. If qualified personnel are scarce or difficult to attract or retain or if the Company experiences a high level of attrition, generally or in particular areas, or if such personnel are unable to obtain security clearances on a timely basis, the Company could experience higher labor, recruiting or training costs in order to attract and retain necessary employees.

If the Company is able to expand the operations, the Company may be unable to successfully manage its future growth.

The Company’s growth may strain the Company’s infrastructure and resources. Any such growth could place increased strain on the Company’s management, operational, financial and other resources, and the Company will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with the Company’s business objectives could have a material adverse effect on the business, results of operations and financial condition.

26

The Company may become subject to various investigations, claims, disputes, enforcement actions, litigation, arbitration and other legal proceedings that could ultimately be resolved against the Company.

The size, nature and complexity of the business make the Company susceptible to investigations, claims, disputes, enforcement actions, prosecutions, litigation and other legal proceedings, particularly those involving governments (including federal, state and outside the U.S.). The Company may become subject to investigations, claims, disputes, enforcement actions and administrative, civil or criminal litigation, arbitration or other legal proceedings globally and across a broad array of matters, including, but not limited to, government contracts, commercial transactions, false claims, false statements, antitrust, mischarging, contract performance, fraud, procurement integrity, products liability, privacy, warranty liability, the use of hazardous materials, personal injury claims, environmental, shareholder derivative actions, prior acquisitions and divestitures, intellectual property, tax, employees, export/import, anti-corruption, labor, health and safety, accidents, launch failures and employee benefits and plans, including plan administration, and improper payments. These matters could divert financial and management resources; result in administrative, civil or criminal fines, penalties or other sanctions (which terms include judgments or convictions and consent or other voluntary decrees or agreements), compensatory, treble or other damages, non-monetary relief or actions, or other liabilities; and otherwise harm the business and the Company’s ability to obtain and retain awards. Government regulations provide that certain allegations against a contractor may lead to suspension or debarment from government contracts or suspension of export privileges for the company or one or more of its components. Suspension or debarment or criminal resolutions in particular could have a material adverse effect on the company because of its reliance on government contracts and export authorizations. An investigation, claim, dispute, enforcement action or litigation, even if not substantiated or fully indemnified or insured, could also negatively impact the Company’s reputation among its customers and the public, and make it substantially more difficult for the Company to compete effectively for business, obtain and retain awards or obtain adequate insurance in the future. Investigations, claims, disputes, enforcement actions, litigation or other legal proceedings could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

The Company’s reputation, the ability to do business and the Company’s financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which the Company participates.

The Company has implemented policies, procedures, and other compliance controls, and have negotiated terms designed to prevent misconduct by employees, agents or others working on the Company’s behalf or with the Company that would violate the applicable laws of the jurisdictions in which the Company operates, including laws governing the protection of classified information, procurement integrity, information security and data privacy, or the terms of the Company’s contracts. However, the Company cannot ensure that the Company will prevent all such misconduct committed by its employees, agents, subcontractors, suppliers, business partners or others working on the Company’s behalf or with the Company. This risk of improper conduct may increase as the Company continues to expand globally and do business with new partners. Improper actions by those with whom or through whom the Company does business (including the Company’s employees, agents, subcontractors, suppliers, business partners and joint ventures) could subject the Company to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; and the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact the Company’s reputation and ability to conduct business and could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

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The Company may not generate the expected benefits of the acquisition of Cust2Mate, and the acquisition of Cust2Mate could disrupt the Company’s ongoing business, distract management and increase the Company’s expenses.

On November 16, 2020, the Company completed the acquisition of approximately 77% of the shares of Cust2Mate from Bentsur Joseph, the Chief Executive Officer and director, for a total consideration of $1.56 million. The Company acquired a majority of the shares of Cust2Mate with the expectation that the acquisition of Cust2Mate will result in various benefits. Achieving the anticipated benefits of the acquisition of Cust2Mate is subject to a number of uncertainties, including whether the Company’s business and the business of Cust2Mate can be integrated in an efficient and effective manner. The Company may not be able to accurately forecast the performance or ultimate impact of the acquisition of Cust2Mate. It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, additional and unforeseen expenses, the disruption of the Company’s ongoing business, processes and systems, or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the Company’s ability to achieve the anticipated benefits of the acquisition of Cust2Mate. There may be increased risk due to integrating financial reporting and internal control systems. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits, expense savings and synergies will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the Company’s future business, financial condition, operating results and prospects.

The success of the acquisition of Cust2Mate, depends upon effective integration and management of the acquired business into the Company’s operations, which is subject to risks and uncertainties, including realizing the anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention for other business concerns, and undisclosed or potential legal liabilities of the Cust2Mate business or assets. The Company will be required to devote significant management attention and resources to integrate the business and operations of Cust2Mate.

The Company may also in the future engage in further acquisitions to expand its product and service offerings. These acquisitions involve risks and uncertainties such as:

●	the Company’s pre-acquisition due diligence may fail to identify material risks;

●	significant acquisitions may negatively impact the Company’s financial results, including cash flow and financial liquidity;

●	significant goodwill assets recorded on the Company’s consolidated balance sheet from prior acquisitions are subject to impairment testing, and unfavorable changes in circumstances could result in impairment to those assets;

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●	acquisitions may result in significant additional unanticipated costs associated with price adjustments or write-downs;

●	the Company may not integrate newly acquired businesses and operations in an efficient and cost-effective manner;

●	relocation or combination of facilities of acquired businesses may be more costly or time consuming than planned;

●	the Company may fail to achieve the strategic objectives, synergies, cost savings and other benefits expected from acquisitions;

●	the technologies acquired may not prove to be those needed to be successful in the Company’s markets or may not have adequate intellectual property rights protection;

●	the Company may assume significant liabilities and exposures that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for tax or regulatory compliance issues, such as anti-corruption and environmental compliance, that may result in the Company incurring successor liability;

●	the Company may fail to retain key employees of the acquired businesses;

●	the attention of senior management may be diverted from its existing operations;

●	the Company may be exposed to potential shareholder claims if the Company acquires a significant interest in a publicly traded company; and

●	the Company could be subject to more restrictive regulations by the local authorities after the acquisition, including regulations relating to foreign ownership of, and export authorizations for, local companies.

The Company cannot assure that these risks or other unforeseen factors will not offset the intended benefits of the acquisitions, and such risks could have a material adverse effect on the Company’s financial condition and results of operation.

If the Company expands its operations into and other parts of the world, the Company will face certain additional risks and challenges.

The Company may expand its operations into other jurisdictions around the world as part of the Company’s business expansion plans, which will subject the Company to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, economic instability, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws and regulations, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

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Risks Related to the Company’s Operations in Israel

The Company’s principal offices and customers are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

The Company’s principal offices and customers are located in Israel. In addition, all of the Company’s employees and officers, and one of the directors, are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect the business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect the Company’s operations and results of operations.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, rockets were fired from Lebanon into Israel, including into the Haifa area, where the Company’s facility is located, causing casualties and major disruption of economic activities in northern Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008, in November 2012 and again in July and August 2014 in an endeavor to prevent continued rocket attacks against Israel’s southern towns, as well as other tension and violence between Israel and Palestinian Arab groups and individuals. It is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in an agreement. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas, and the militant group known as the Islamic State of Iraq and Syria.

Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit the Company’s ability to sell its products to customers in those countries. Similarly, Israeli corporations are limited in conducting business with entities from several countries. Parties with whom the Company may do business could decline to travel to Israel during periods of heightened unrest or tension. In addition, the political and security situation in Israel may result in parties with whom the Company may have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. In addition, any hostilities involving Israel could have a material adverse effect on the Company’s facilities including the corporate office or on the facilities of the Company’s local suppliers, in which event all or a portion of the Company’s inventory may be damaged, and the ability to deliver products to customers could be materially adversely affected.

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Furthermore, the war and terrorism insurance the Company maintains may not be adequate to cover the losses associated with armed conflicts and terrorist attacks. Although the Israeli government in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, the Company cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate the Company fully for damages incurred.

Any losses or damages incurred by the Company could have a material adverse effect on the business.

Any hostilities involving Israel, terrorist activities or political instability in the region or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect the Company’s operations and product development, cause the Company’s revenues to decrease and adversely affect the share price.

The Company’s operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

The Company’s operations could also be disrupted by the obligations of personnel to perform military service. Some of the Company’s employees and independent contractors may be called upon to perform up to 54 days in each three-year period (and in the case of military officers, up to 84 days in each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. The Company’s operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect the business and results of operations.

It may be difficult to enforce a judgment of a Canadian court against the Company, certain of the Company’s officers and directors or the Israeli experts named in this AIF are in Israel, to assert Canadian securities laws claims in Israel or to serve process on certain of the officers and directors and these experts.

The Company is incorporated in Canada. All of the executive officers and directors and the Israeli experts reside in Israel, and substantially all of the Company’s assets and a substantial portion of the assets of these persons are located in Israel. Therefore, a judgment obtained against the Company, or any of these persons, including a judgment based on the civil liability provisions of Canadian securities laws, may not be collectible in the Canada and may not be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in Israel or to assert Canadian securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of Canadian securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not Canadian law is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against the Company in Israel, one may not be able to collect any damages awarded by either a Canadian or foreign court.

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The Company may become subject to claims for payment of compensation for assigned service inventions by the Company’s current or former employees, which could result in litigation and adversely affect the business.

Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee during the scope of his or her employment are regarded as “service inventions” and are owned by the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. Section 134 of the Patents Law provides that if no agreement between an employer and an employee exists that prescribes whether, to what extent, and on what conditions the employee is entitled to remuneration for his or her service inventions, then such matters may, upon application by the employee, be decided by a government-appointed compensation and royalties committee established under the Patents Law, or the Committee. Although the Company’s employees have agreed to assign to the Company all rights to any intellectual property created in the scope of their employment and most of the current employees, including all those involved in the development of the Company’s intellectual property, have agreed to waive their economic rights with respect to service inventions, the Company cannot assure you that claims will not be brought against the Company by current or former employees demanding remuneration in consideration for assigned service inventions. If any such claims were filed, the Company could potentially be required to pay remuneration to the Company’s current or former employees for such assigned service inventions, or be forced to litigate such claims, which could negatively affect the business.

Israeli law may delay, prevent or impact acquisition of the Company’s controlling interest.

Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as A2Z. Such approval may be subject to additional conditions relating to transfers of ownership. This could limit the ability of a potential purchaser to acquire a significant interest in the Company’s shares. In addition, the Israel Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions could delay, prevent or impede an acquisition of the Company, even if such an acquisition would be considered beneficial by some of the Company’s shareholders.

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Risks Related to the Company’s Common Shares

A more active, liquid trading market for the Company’s common shares may not develop, and the price of the common shares may fluctuate significantly.

Although the Company’s common shares are listed on the TSXV and NASDAQ, it has only been traded on the TSXV and NASDAQ for a relatively short period of time. There has been relatively limited trading volume in the market for the Company’s common shares, and a more active, liquid public trading market may not develop or may not be sustained. Limited liquidity in the trading market for the Company’s common stock may adversely affect a stockholder’s ability to sell its common shares at the time it wishes to sell them or at a price that it considers acceptable. If a more active, liquid public trading market does not develop, the Company may be limited in its ability to raise capital by selling common shares and the Company’s ability to acquire other companies or assets by using common shares as consideration. In addition, if there is a thin trading market or “float” for the Company’s stock, the market price for the common shares may fluctuate significantly more than the stock market as a whole. Without a large float, the Company’s common shares would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of the common shares may be more volatile, and it would be harder to liquidate any investment in the Company’s common shares. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of the Company’s common stock could fluctuate widely in response to several factors, including:

●	the Company’s quarterly or annual operating results;

●	changes in the Company’s earnings estimates;

●	investment recommendations by securities analysts following the Company’s business or the industry;

●	additions or departures of key personnel;

●	changes in the business, earnings estimates or market perceptions of the Company’s competitors;

●	the Company’s failure to achieve operating results consistent with securities analysts’ projections;

●	changes in industry, general market or economic conditions;
●	announcements of legislative or regulatory changes; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies. The changes often appear to occur without regard to specific operating performance. The price of the Company’s common shares could fluctuate based upon factors that have little or nothing to do with the Company and these fluctuations could materially reduce the stock price.

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Concentration of ownership of the Company’s shares may enable one shareholder or a small number of shareholders to significantly influence matters requiring shareholder approval.

As of March ■, 2022, members of the Company’s management team beneficially own approximately 27.95% of the outstanding common shares, of which 27.16% are beneficially owned by Bentsur Joseph, the CEO and director. As a result, Mr. Bentsur may have the ability to control substantially all matters submitted to the shareholders for approval including:

●	election of the board of directors;

●	removal of any of the directors;

●	amendment of the articles; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving the Company.

In addition, managements and the shareholder’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the share price or prevent the Company’s shareholders from realizing a premium over the share price. Any additional investors will own a minority percentage of the common shares and will have minority voting rights.

Sales by the Company’s shareholders of a substantial number of the common shares in the public market could adversely affect the market price of the common shares.

A substantial portion of the total outstanding shares may be sold into the market at any time. A substantial portion of these shares are held by Mr. Bentsur, the CEO and director. Although the Company believes that Mr. Bentsur has no current intention to sell a significant number of shares, the Company cannot provide any such assurance. If Mr. Bentsur was to decide to sell large amounts of shares over a short period of time (presuming such sales were permitted) such sales could cause the market price of the common shares to drop significantly, even if the business is doing well. Further, the market price of the common shares could decline as a result of the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and price that the Company deems appropriate.

The exercise of outstanding warrants and options will have a dilutive effect on the percentage ownership of the Company’s capital stock by existing shareholders.

As of March ●, 2022, the Company had outstanding warrants to acquire 5,486,560 of common shares and share options to purchase 820,010 common shares. Warrants and options are exercisable for prices ranging between $1.18 and $9.33. The expiration of the term of such options and warrants ranges from January 23, 2023 to October 28, 2026. If a significant number of such warrants and stock options are exercised by the holders, the percentage of common shares owned by the Company’s existing shareholders will be diluted.

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The Company’s common shares will be traded on more than one market and this may result in price variations.

The common shares have been trading on the TSXV since April 2018 and on the Nasdaq since January 5, 2022. Trading in the common shares on these markets will take place in different currencies (U.S. dollars on the Nasdaq and Canadian dollars on the TSXV), and at different times (resulting from different trading days and different public holidays in the United States and Canada). The trading prices of the Company’s common shares on these markets may differ due to these and other factors. Any decrease in the price of the Company’s common shares on the TSXV could cause a decrease in the trading price of the common shares on the Nasdaq and vice versa.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company, is available for viewing on SEDAR at www.sedar.com.

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